PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED December 23, 2022

New Issue	January 6, 2023

Filed pursuant to General Instruction II.L of Form F-10
File No. 333-268485

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 23, 2022)

SEABRIDGE GOLD INC.
Up to US$100,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Seabridge Gold Inc. (“Seabridge” or the “Company”), together with the accompanying short form base shelf prospectus dated December 23, 2022 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share”) of the Company, having an aggregate offering price of up to US$100,000,000 (or C$135,640,000, based on the exchange rate on January 5, 2023 reported by the Bank of Canada). The Company has entered into a Controlled Equity OfferingSM Sales Agreement dated January 6, 2023 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Lead Agent”) and B. Riley Securities, Inc. (together with the Lead Agent, the “Agents”) in respect of the Offering, pursuant to which the Company may distribute Offered Shares from time to time through the Agents, as agent for the distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (SEC File No. 333-268485) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. On January 5, 2023, the last day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$18.49 per Common Share and the closing trading price of the Common Shares on the NYSE was US$13.63 per Common Share. The Company has applied to the TSX for the listing of the Offered Shares offered hereunder and such listing is subject to the approval of the TSX in accordance with its applicable listing requirements. NYSE approval is not required for the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or on any other recognized marketplace outside of Canada upon which the Common Shares are listed, quoted or traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Company may terminate the Offering after raising only a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Company will pay the Agents compensation, or allow a discount, for their services in acting as agents in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement an amount equal to 2.0% of the gross sales price per Offered Share sold.

No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. As sales agents, the Agents will not engage in any transactions to stabilize the price of the Common Shares. See “Plan of Distribution”.

The Agents are not registered as investment dealers in any Canadian jurisdiction and accordingly, the Agents will only sell the Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The purchase and ownership of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the AIF (as herein defined) and the other documents incorporated herein and therein by reference, for a description of risks involved in an investment in Offered Shares. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf Prospectus.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and may not be comparable to financial statements of United States companies, which are prepared under United States generally accepted accounting principles, or “US GAAP”. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Certain Civil Liabilities”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents outside the United States, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Certain Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This Prospectus Supplement and the accompanying Prospectus dated December 23, 2022 are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process.

This Prospectus Supplement and the accompanying Prospectus relate to the offer by us of our Offered Shares to certain investors. We provide information to you about this offering of Offered Shares in two separate documents: (1) this Prospectus Supplement, which describes the specific details regarding the Offering; and (2) the accompanying Prospectus, which provides general information, some of which may not apply to this Offering. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this Prospectus Supplement or the accompanying Prospectus—the statement in the document having the later date modifies or supersedes the earlier statement as our business, financial condition, results of operations and prospects may have changed since the earlier dates. You should read this Prospectus Supplement, the accompanying Prospectus and the documents and information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus when making your investment decision. You should also read and consider the information in the documents we have referred you to under the headings “Additional Information” and “Documents Incorporated by Reference.” These documents contain information you should consider when making your investment decision.

You should rely only on information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not, and the Agents have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy our Offered Shares only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement, the accompanying Prospectus and the documents and information that have been filed with the SEC and the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Shares.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Seabridge”, the “Company”, “we”, “us” and “our” includes Seabridge Gold Inc. and each of its material subsidiaries, as the context requires.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to Canadian dollars. Unless stated otherwise, references to “$” or “C$” are to Canadian dollars and references to “US dollars” or “US$” are to United States dollars. On January 5, 2023, the exchange rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was C$1.00 equals US$1.3564.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2022, December 31, 2021 and December 31, 2020, as quoted by the Bank of Canada, were as follows:

	Period from January 1, 2022 to September 30,	Year Ended December 31
	2022	2022	2021
	(expressed in Canadian dollars)
Highest rate during period	1.3726	1.3856	1.2942
Lowest rate during period	1.2451	1.2451	1.2040
Average rate during period	1.2828	1.3011	1.2535
Rate at the end of period	1.3707	1.3544	1.2678

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including the completion of the Offering; the use of proceeds and the expected timing of the Offering; the receipt of all necessary regulatory and stock exchange approvals pertaining to the Offering; production, capital, operating and cash flow estimates relating to the existing assets of the Company; business transactions such as the potential sale or joint venture of either or both of the Company’s KSM Project and Courageous Lake Project (each as defined in the 2021 AIF (as defined herein)) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Iskut Project, Snowstorm Project, 3 Aces Project or Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

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Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects and the Offering; and (6) the Company will receive all required regulatory approvals required in respect of this Prospectus Supplement.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Company’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Company’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Company’s principal sources for funds for repayment are capital markets and asset sales;

●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and development activities, including in respect of environmental regulation and the risk that the Company’s (Province of British Columbia) Environmental Assessment Certificate might expire before the KSM Project is declared to be “substantially started”;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns and lives of mines;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Company’s mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in exploration or mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;

●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

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●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	the Company’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce profitability of a future mining operation;

●	the Company’s need to attract and retain qualified management and personnel;

●	risks related to possible conflicts of interest due to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

●	risks associated with failing to maintain an effective system of internal control over financial reporting in the future, including that we may not be able to accurately report our financial condition, results of operations, cash flows or prevent fraud;

●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;

●	the Company’s classification as a “passive foreign investment company” under the United States tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	the reassessment by the Canada Revenue Agency of the Company’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

●	uncertainty surrounding an audit by the Canada Revenue Agency of Canadian exploration expenses incurred by the Company during the 2014, 2015 and 2016 financial years which the Company has renounced to subscribers of flow-through share offerings in respect of the 2013 to 2015 tax years;

●	risks related to the dilution of shareholders’ interest;

●	the ability of the Company to raise proceeds under the Offering;

●	risks related to the perception of the significant number of Common Shares in the public market;

●	risks related to the Company’s broad discretion in the use of the net proceeds of the Offering.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the annual information form of the Company dated March 24, 2022 for the year ended December 31, 2021 and filed on SEDAR on March 24, 2022 under National Instrument 51-102 – Continuous Disclosure Obligations (the “2021 AIF”), each under the heading “Risk Factors”, elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or site capture construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS
CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all scientific and technical information contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein, in the accompanying Prospectus and in the documents incorporated by reference herein and in the accompanying Prospectus may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Without limiting the foregoing, this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, use the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report in this Prospectus Supplement and the accompanying Prospectus, or in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same or even would be comparable to the reserve or resource estimates the Company would have prepared under the standards adopted under the SEC Modernization Rules.

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DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus Supplement from documents filed by the Company with securities commissions or similar authorities in Ontario, British Columbia, Alberta, Manitoba Saskatchewan, Nova Scotia and the Yukon (the “Commissions”) and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf Prospectus, including the documents incorporated by reference therein.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or accompanying Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus Supplement, and the Company disclaims any such incorporation by reference.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus Supplement and accompanying Prospectus for purposes of future offers and sales of securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement on Form F-10 (File No. 333-268485) of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) powers of attorney from certain of the Company’s officers and directors; and (iii) the Sales Agreement.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

The Company

Seabridge is a gold resource company whose material properties are the KSM project (for Kerr-Sulphurets-Mitchell) located in Northwestern British Columbia, Canada (the “KSM Project”) and the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”). The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (KSM) Inc., KSMCo, SnipGold Corp. (“SnipGold”), Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold Corporation, 5555 Gold Inc. and 555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects as of December 31, 2021.

Notes:

1.	Certain of the Company’s subsidiaries have been omitted from the chart as they own no mineral property.
2.	SnipGold, through its subsidiary, Hattrick, owns 95% of 12 of the claims included in the Iskut Project covering an area of approximately 4,339 ha, which claims are located in the northwest corner of the property more than 3 km from the area that is the current exploration focus.
3.	The Company has entered into option agreements under which a 100% interest in the Quartz Mountain project, located in Lake County, southern Oregon (the “Quartz Mountain Project”), may be acquired by a third party.

The Company owns seven properties, four of which have gold resources, and it has one material property, its KSM Project. The Company holds a 100% interest in each of its properties other than a small portion of the Iskut project located near Stewart, British Columbia, Canada (the “Iskut Project”), in which it owns a 95% interest. The Quartz Mountain Project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this Prospectus, approximately 90% of the mineral resources at all of the Company’s projects combined are at the KSM Project. The Company’s principal work in 2022 on the KSM Project has been on early construction works for establishing site access, including building roads, camps and fish habitat compensation sites. Its main exploration efforts in 2022 were focused on the Iskut Project, the 3 Aces project located in southeast Yukon Territory (the “3 Aces Project”) and the Snowstorm project located in the northern Snowstorm Mountains in Nevada (the “Snowstorm Project”). The Company did not carry out significant work at its Courageous Lake Project in 2022, while it focuses on the KSM Project, Iskut Project, 3 Aces Project and Snowstorm Project. The Company considers that each of the Iskut Project, the 3 Aces Project and the Snowstorm Project have good potential for a meaningful discovery. At the Iskut Project, 2022 exploration work focused on drilling targets below the existing resource at Bronson Slope. At the Snowstorm Project, the Company completed drilling in Q2 2022 and has conducted a thorough review of exploration results to date and initiated evaluation of the Goldstorm Property, located about 3 km to the east of the Snowstorm Project. At the 3 Aces Project, due to delays in receiving the required permit, the Company only started work at the 3 Aces Project in September and undertook a program designed to test the Company’s 3-dimensional model of the mineralization at the Hearts zone.

At the KSM Project, the Company is principally directing in its early construction efforts towards keeping advancement of the KSM Project on track to achieve a ‘substantially started’ designation under its Provincial environmental assessment certificate, including completing construction of the Glacier and Taft Creeks fish habitat offsetting ponds, completing the initial 9 km segment of the Coulter Creek Access Road along with an associated camp, building the initial 17 km of the Treaty Creek Access Road, including the Bell-Irving River Bridge, constructing a camp near the beginning of the Treaty Creek Access Road and further construction of the site for the Mitchell Valley camp. The Company has also entered into an agreement with the British Columbia Hydro and Power Authority (“BC Hydro”) whereby BC Hydro is constructing a switching station that will permit the Company to draw hydro power from the Northwest Transmission Line.

The documents incorporated by reference herein, including the Prospectus, and documents incorporated by reference into the Prospectus, including the 2021 AIF, contain further details regarding the business of Seabridge. See “Documents Incorporated by Reference.”

THE OFFERING

Common Shares offered by us	Common Shares having an aggregate offering price of up to US$100,000,000(or C$135,640,000, based on the exchange rate on January 5, 2023 reported by the Bank of Canada).

Plan of Distribution

“At-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or on any other existing trading market for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. See “Plan of Distribution”.

Use of Proceeds

The Company intends to use the net proceeds from the Offering to advance the exploration and development of the Company’s projects and for general working capital purposes but may also use it for acquisitions. See “Use of Proceeds”.

Risk Factors

See “Risk Factors” in this Prospectus Supplement and the risk factors discussed or referred to in the documents incorporated by reference (including the 2021 AIF) into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “SEA” and on the NYSE under the symbol “SA”.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. Before deciding to invest in the Offered Shares, investors should carefully consider the risk factors set out below, in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the 2021 AIF and the Company’s annual and interim management’s discussion and analysis for the year ended December 31, 2021 and the nine months ended September 30, 2022 (as well as any future such documents incorporated by reference herein) in evaluating the Company and its business before making an investment in the Offered Shares.

Risks relating to the Offering

Shareholders’ interest may be diluted in the future

The Company likely requires additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer immediate dilution in the net tangible book value of their shares. Moreover, the issuance of Offered Shares pursuant to this Offering from time to time will dilute the interests of existing or future shareholders.

There is no certainty regarding the net proceeds to the Company

There is no certainty that US$100,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge’s ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

The Company has broad discretion in the use of the net proceeds from the Offering and may use them in ways other than as described herein

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spend the proceeds from the Offering, if any.

Risks relating to the Company

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2021, the Company’s deficit totaled approximately $150 million. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. There is no assurance that the Company will be profitable in the future.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations, cash flows or prevent fraud.

We are subject to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Section 404 of the Sarbanes-Oxley Act (collectively the “ICOFR Requirements”) requiring that effective internal controls for financial reporting and disclosure controls and procedures be maintained. We are required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This report will include disclosure of any material weaknesses identified by management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Any testing by us conducted in connection with the ICOFR Requirements, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also undermine investor confidence in the accuracy and completeness of our financial reports and adversely impact our share price and future access to the capital markets.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 which are incorporated by reference in this Prospectus Supplement, there have been no material changes to the share and loan capital of the Company on a consolidated basis, except for the issuance of securities set forth under “Prior Sales”.

Assuming the entire Offering is sold, total equity capitalization will increase by approximately US$97,750,000 being the aggregate proceeds of US$100,000,000, less commissions of US$2,000,000 and estimated total offering expenses of US$250,000. The number of Offered Shares issued will depend upon the at-the-market prices at which they are sold.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will be the gross proceeds after deducting the applicable compensation payable to the Agents under the Sales Agreement and the expenses of the distribution.

The Company expects to use the net proceeds from the Offering, to advance the exploration and advancement of the Company’s projects and for general working capital purposes but may also use net proceeds to fund all or a portion of the price of an acquisition. None of the proceeds have been allocated to a specific capital expenditure or future acquisition. The Company reserves the right, for sound business reasons and at the sole discretion of the Company’s management, to reallocate the proceeds of this offering in response to developments in the Company’s business and other factors.

Business Objectives

A description of the Company’s objectives appears in the accompanying Prospectus under the heading “Use of Proceeds, Business Objectives and Milestones”. It indicates that proceeds from this Prospectus Supplement are likely to be spent on the objectives relating to exploration at the Snowstorm project and reclamation and closure of the Johnny Mountain Mine (expected to be in the range of $4-$6 million each in 2023). In addition, the proceeds could be used to fund the Company’s own early construction activities, the costs to meet the Company’s obligations under the Facilities Agreement with British Columbia Power and Hydro Authority or the costs of other objectives established by the Company for 2023 and 2024.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agents under which it may issue and sell from time to time Offered Shares through the Agents having an aggregate sales amount of up to US$100,000,000 (or C$135,640,000, based on the exchange rate on January 5, 2023 reported by the Bank of Canada). Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada through the TSX or any other trading market in Canada.

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to the Agents.

Subject to the terms and conditions of the Sales Agreement, the Agents will use its commercially reasonable efforts to sell on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction.

Either the Company or the Agents may suspend the Offering of the Offered Shares being made through the Agents under the Sales Agreement upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

The Company will pay the Agents compensation, or allow a discount, for its services in acting as agents or in the sale of the Offered Shares pursuant to the terms of the Sales Agreement an amount equal to 2.0% of the gross sales price per Offered Share sold. The Company has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000, plus applicable taxes. The remaining sales proceeds, after deducting any expenses payable by the Company and any transaction, listing or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company for the sale of such Offered Shares.

The Agents will provide written confirmation to the Company following the close of trading on the NYSE on each day in which Offered Shares are sold through them as agent under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the average price realized from the sale of the Offered Shares on the NYSE, the compensation payable to the Agents and the net proceeds to the Company.

Settlement for the sales of the Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no agreement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company in the United States, or by such other means as the Company and the Agents may agree upon.

Cantor Fitzgerald & Co. and B. Riley Securities, Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares in the United States, and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable laws, the Agents may offer the Offered Shares outside of Canada and the United States.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Company has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agents’ legal counsel and the Agents’ other advisors in connection with this Offering. The expenses of the Offering, excluding commissions payable to the Agents under the Sales Agreement, are estimated to be approximately US$250,000.

The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Offering pursuant to the Sales Agreement will terminate on the earlier of: (i) the termination of the Sales Agreement; (ii) the issuance and sale of all the Offered Shares subject to the Sales Agreement; or (iii) the date the receipt for the Prospectus ceases to be effective. The Company and the Agents may each terminate the Sales Agreement at any time upon ten days’ prior notice or by either Agent at any time in certain circumstances, including the occurrence of a material and adverse change in the Company’s business or financial condition that makes it impractical or inadvisable to market the Company’s common shares or to enforce contracts for the sale of the Company’s common shares.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Agents or their U.S. affiliates participating in the Offering. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or the Agents in their capacity as agents, and should not be relied upon by investors.

Certain of the Agents and its affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, various investment banking, commercial banking, financial advisory and other financial services for the Company and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Agents will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Agents and its U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s equity securities, and may do so in the future.

The Company has applied to the TSX to conditionally approve the listing of the Offered Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX, which cannot be assured. NYSE approval is not required for the listing of the Offered Shares offered hereunder.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which at January 5, 2023, 81,330,012 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The directors of the Company are authorized to create series of preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common Shares to the property and assets of the Company in the event of liquidation, dissolution or winding-up of the Company.

PRIOR SALES

Common Shares

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares:

DATE OF ISSUE	TYPE OF SECURITY	NUMBER OF SECURITIES		ISSUE OR EXERCISE PRICE PER SECURITY		NATURE OF ISSUE
January 3, 2022	Common Shares	10,000		$13.14		Exercise of Stock Options
March 2, 2022	Common Shares	10,000		$13.14		Exercise of Stock Options
March 3, 2022	Common Shares	10,000		$13.14		Exercise of Stock Options
March 4, 2022	Common Shares	10,000		$13.14		Exercise of Stock Options
March 7, 2022	Common Shares	20,000		$13.14		Exercise of Stock Options
March 8, 2022	Common Shares	25,000		$13.14		Exercise of Stock Options
March 8, 2022	Common Shares	12,500		$15.46		Exercise of Stock Options
March 15, 2022	Common Shares	20,000		$15.46		Exercise of Stock Options
March 15, 2022	Common Shares	800		$23.05		Conversion of Restricted Share Units
April 1, 2022	Common Shares	50,000		$15.46		Exercise of Stock Options
April 5, 2022	Common Shares	3,334		$13.14		Exercise of Stock Options
April 13, 2022	Common Shares	5,000		$13.14		Exercise of Stock Options
April 18, 2022	Common Shares	10,000		$15.46		Exercise of Stock Options
April 21, 2022	Common Shares	123,000		$26.08		Conversion of Restricted Share Units
April 22, 2022	Common Shares	173		$13.14		Exercise of Stock Options
June 23, 2022	Common Shares	5,000		$17.36		Conversion of Restricted Share Units
August 31, 2022	Common Shares	10,000		$16.95		Conversion of Restricted Share Units
September 6, 2022	Common Shares	5,000		$15.79		Conversion of Restricted Share Units
October 14, 2022	Common Shares	100,000		$13.14		Exercise of Stock Options
October 21, 2022	Common Shares	5,000		$15.19		Conversion of Restricted Share Units
November 22, 2022	Common Shares	5,000		$13.14		Exercise of Stock Options
November 24, 2022	Common Shares	5,000		$13.14		Exercise of Stock Options
December 1, 2022	Common Shares	7,800		$13.14		Exercise of Stock Options
December 2, 2022	Common Shares	2,300		$13.14		Exercise of Stock Options
December 6, 2022	Common Shares	10,000		$13.14		Exercise of Stock Options
December 8, 2022	Common Shares	90,000		$13.14		Exercise of Stock Options
December 9, 2022	Common Shares	57,291		$13.14		Exercise of Stock Options
December 12, 2022	Common Shares	37,436		$13.14		Exercise of Stock Options
December 13, 2022	Common Shares	25,000		$13.14		Exercise of Stock Options
December 14, 2022	Common Shares	15,000		$13.14		Exercise of Stock Options
December 21, 2022	Common Shares	146,300		$21.97		Private placement of British Columbia super flow-through Common Shares
December 21, 2022	Common Shares	196,900		$24.39		Private placement of British Columbia critical mineral exploration flow-through Common Shares
December 21, 2022	Common Shares	332,200		$21.09		Private placement of Canadian federal flow-through Common Shares
January 1, 2022 to Present	Common Shares	998,629	(1)	$22.82	(1)	At-The-Market Distributions(1)

(1)	During the twelve months ended December 31, 2022, the Company issued 998,629 Common Shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under Company’s At-The-Market offering.

Stock Options

During the 12-month period before the date of this Prospectus Supplement, the Company has not granted any stock options.

As of the date hereof, there are options outstanding to purchase 477,500 Common Shares at exercise prices ranging from C$15.46 to C$17.72 with expiry dates ranging from October 2023 to June 2024.

Restricted Share Units (“RSUs”)

During the 12-month period before the date of this Prospectus Supplement, the Company granted 310,266 RSUs with varying terms and vesting criteria as follows:

a.	37,500 RSUs granted to non-executive directors vesting on the earlier of December 12, 2025 and the date the director ceases to serve as a director;

b.	58,066 RSUs granted to executives which vest on the Company submitting its application to the EAO seeking a determination that construction of the KSM Project has been “substantially started”, all of which expire on December 12, 2025 if they have not vested by such date;

c.	174,200 RSUs granted to executives of which 116,133 RSUs vest on the Company announcing a joint venture agreement or other transformative transaction affecting the ownership and control of the KSM Project and 58,067 RSUs vest on the Company receiving a decision from the EAO that construction of the KSM Project has been “substantially started”, all of which expire on December 12, 2027 if they have not vested by such date;

d.	40,500 RSUs granted to employees vesting as to 1/3rd on each of the December 12, 2023, December 12, 2024 and December 12, 2025.

25,000 RSUs that were granted in 2021 remain outstanding and vest between June and October of 2023. As of the date hereof, there are 335,266 RSUs outstanding.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus Supplement, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2022

January	1,152,642	21.85	18.85	6,175,186	17.45	14.85

February	1,347,587	22.43	19.17	5,937,587	17.42	15.08

March	2,449,262	25.00	21.76	10,685,723	19.90	17.04

April	1,445,726	28.00	22.00	7,435,618	22.22	17.21

May	1,833,107	23.62	17.49	7,197,946	18.39	13.42

June	1,439,429	19.62	15.90	5,939,425	15.60	12.32

July	1,628,226	17.79	14.28	7,637,461	13.89	10.94

August	1,134,908	18.49	15.79	4,705,135	14.38	12.03

September	1,504,505	17.32	14.25	7,358,644	13.37	10.35

October	929,671	18.01	14.50	5,266,287	13.22	10.63

November	1,359,547	17.27	13.83	5,974,423	12.78	10.03

December	1,610,521	17.59	14.99	7,106,118	13.12	10.97

2023

January 1 to January 5	292,222	18.65	17.19	925,474	13.85	12.58

On January 5, 2023 the last trading day of the Common Shares prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$18.49 and on the NYSE was US$13.63.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only. It is not a complete analysis or description of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States;

●	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	A trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership, or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the acquisition, ownership, or disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Offered Shares (whether or not any such transactions are undertaken in connection with the purchase of the Offered Shares), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Shares and the ownership and disposition of such Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

As stated above, the Company has never paid a dividend and has no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be reported to them as a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or another qualifying income tax treaty with the United States that includes an exchange of information program that the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex; each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Common Shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

PFIC Status of the Company

Because the Company is not producing revenue from its mining operations, the Company believes that it may have been classified as a PFIC for its taxable years ended December 31, 2021 and 2022. If the Company is or becomes a PFIC, the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different from the foregoing description. The U.S. federal income tax consequences of acquiring, owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from active investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess gains over losses from the disposition of certain assets that produce passive income. If a non-U.S. company owns at least 25% (by value) of the stock of another company or partnership, the non-U.S. company is treated, for the purposes of the income test and asset test, as owning its proportionate share of the assets of the other company or partnership and as receiving directly its proportionate share of the other company’s or partnership’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any corporation that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

As stated above, the Company believes that it may have been classified as a PFIC for its most recent taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Common Shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares will not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

●	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years, or the U.S. Holder’s holding period for the Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

●	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

●	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

●	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Common Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. The Company generally provides this statement annually on its website. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC, which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Common Shares. However, there is no assurance that the Common Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid, generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. company should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. company by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a cash-basis U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Common Shares.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. company. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. In addition, a U.S. Holder that makes transfers in a 12-month period in excess of certain thresholds to a foreign entity (such as the Company) may be required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 and IRS Form 926, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax.

Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to an investor who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times: deals at arm’s length with the Company and the Agents, is not affiliated with the Company or the Agents, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. No legal opinion from Canadian legal counsel or ruling from the CRA has been requested, or will be obtained, regarding the Canadian federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the daily rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividend, who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Shareholder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Shareholder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain, and will not be entitled to claim a capital loss, realized on the disposition or deemed disposition of an Offered Share, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act at the time of disposition, and the Non-Resident Holder is not entitled to an exemption under the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this Prospectus Supplement will be passed upon on behalf of the Company by DuMoulin Black LLP with respect to Canadian legal matters other than tax-related matters, by Thorsteinssons LLP with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP with respect to United States legal matters, and on behalf of the Agents by Bennett Jones LLP with respect to Canadian legal matters, and by Cooley LLP with respect to United States legal matters.

At the date of this Prospectus Supplement, the partners and associates of DuMoulin Black LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Carter Ledyard & Milburn LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Thorsteinssons LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Bennett Jones LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this Prospectus Supplement, the partners and associates of Cooley LLP beneficially own less than 1% of the Company’s outstanding securities.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

INTEREST OF EXPERTS

Names of Experts

Information regarding certain experts is contained in the Prospectus under “Interests of Experts” and remains current to the date hereof.

Interests of Experts

To Seabridge’s knowledge, none of the companies, firms or persons identified above or in the Prospectus under “Interests of Experts” received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate in relation to each such company or firm, less than one percent of the securities of the Company.

Other than as set out below, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Some of the directors and officers of the Company and some of the experts named under “Interests of Experts” in the Prospectus are resident outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons or Companies” in the Prospectus.

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that we file with the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC at www.sec.gov.

SEABRIDGE GOLD INC.
Up to US$100,000,000

Common Shares

PROSPECTUS SUPPLEMENT

January 6, 2023